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FORM 12b-25	SEC FILE NUMBER 001-35808

NOTIFICATION OF LATE FILING	CUSIP NUMBER 75574U 101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ready Capital Corporation

Full Name of Registrant

Former Name if Applicable

1251 Avenue of the Americas, 50th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10020

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ready Capital Corporation (the “Company”) has delayed filing an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2019 filed on March 12, 2020, for the purpose of providing the information under Part III of Form 10-K which was intended to be incorporated by reference from the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for the Company’s 2020 annual meeting of shareholders (the “Form 10-K/A”). Due to constraints on the Company and its personnel resulting from the COVID-19 pandemic, the Company's ability to timely obtain and compile the information necessary to complete the preparation of the Form 10-K/A has been impacted, which in turn has delayed the Company's ability to file the Form 10-K/A. As a result of being unable to timely obtain and compile this information and otherwise fulfill the tasks necessary to complete the Form 10-K/A, the Company is unable to file the Form 10-K/A within the prescribed time period without unreasonable effort or expense. The Company expects to file the Form 10-K/A no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Ahlborn	212	257-4622
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ready Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2020	By	/s/ Andrew Ahlborn

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).